Exhibit 99.1

Fang Announces Third Quarter 2020 Unaudited Financial Results

BEIJING, November 13, 2020 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•                   Total revenues were $56.7 million, a decrease of 16.1% from $67.6 million in the corresponding period of 2019.

•                  Operating income from continuing operations was $17.7 million, a decrease of 33.7% from $26.7 million in the corresponding period of 2019.

•                  Net income was $10.9 million, an increase of 1,393.3% from $0.7 million in the corresponding period of 2019.

Third Quarter 2020 Financial Results

Revenues

Fang reported total revenues of $56.7 million in the third quarter of 2020, a decrease of 16.1% from $67.6 million in the corresponding period of 2019, mainly due to the decrease in revenues from listing services.

•                      Revenue from marketing services was $30.3 million in the third quarter of 2020, which remained relatively stable with $30.0 million in the corresponding period of 2019.

•                      Revenue from listing services was $10.1 million in the third quarter of 2020, a decrease of 48.2% from $19.4 million in the corresponding period of 2019, mainly due to the decrease in the number of paying customer.

•                      Revenue from leads generation services was $12.9 million in the third quarter of 2020, a decrease of 8.2% from $14.1 million in the corresponding period of 2019.

•                      Revenue from financial services was $1.9 million in the third quarter of 2020, an increase of 9.0% from $1.7 million in the corresponding period of 2019, mainly due to an increase in average loan receivable balances.

Cost of Revenue

Cost of revenue was $5.1 million in the third quarter of 2020, a decrease of 11.0% from $5.7 million in the corresponding period of 2019, primarily due to optimization in cost structure.

Operating Expenses

Operating expenses were $35.1 million in the third quarter of 2020, a decrease of 3.9% from 36.5 million in the corresponding period of 2019, mainly due to the decrease in staff related costs.

•                  Selling expenses were $15.1 million in the third quarter of 2020, which remained relatively stable with $14.8 million in the corresponding period of 2019.

•                  General and administrative expenses were $20.0 million in the third quarter of 2020, a decrease of 7.8% from $21.7 million in the corresponding period of 2019, mainly due to the decrease in staff related costs.

Operating Income from Continuing Operations

Operating income from continuing operations was $17.7 million in the third quarter of 2020, a decrease of 33.7% from $26.7 million in the corresponding period of 2019, mainly due to the decrease in total revenue.

Change in Fair Value of Securities

Change in fair value of securities for the third quarter of 2020 was a gain of $19.4 million, compared to a loss of $26.1 million in the corresponding period of 2019, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Expenses

Income tax expenses were $19.2 million in the third quarter of 2020, compared to income tax benefits of $0.1 million in the corresponding period of 2019, mainly due to the effect of change in fair value of equity securities.

Net Income

Net income was $10.9 million in the third quarter of 2020, an increase of 1,393.3% from net income of $0.7 million in the corresponding period of 2019.

Business Outlook

Based on current operations and market conditions, Fang’s management predicts a positive net income for the year of 2020, which represents management’s current and preliminary view and is subject to change.

Conference Call Information

Fang’s management team will host a conference call on the same day at 7:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135600

Toll-Free/Local Toll:

United States	+1 877-440-9253 / +1 631-460-7472
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-870-0075 / +86 400-120-0948
Direct Event Passcode	1383200#

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode (1383200#) and unique registrant ID. Get prompted 10 min prior to the start of the conference. Enter the Direct Event Passcode above (1383200#), and your unique Registrant ID, followed by the pound or hash (#) sign to get into the call.

Direct Event online registration: http://apac.directeventreg.com/registration/event/2585897

A telephone replay of the call will be available after the conclusion of the conference call from 10:00 AM ET on November 13, 2020 through 7:59 AM ET November 21, 2020. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299

Toll-Free/Local Toll:

United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID:	2585897

A live and archived webcast of the conference call will be available on Fang’s website at http://ir.fang.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 74 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s business development strategies, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang
Investor Relations Director
Email: ir@fang.com

Fang Holdings Limited

Unaudited Condensed Consolidated Balance Sheets1

(in thousands of U.S. dollars, except share data and per share data)

	September 30,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	111,848	105,282
Restricted cash, current	229,168	219,096
Short-term investments	253,135	194,720
Accounts receivable, net	98,999	66,379
Funds receivable	4,514	8,372
Prepayment and other current assets	32,494	31,509
Commitment deposits	193	188
Loans receivable, current	73,899	60,490
Amounts due from related parties	744	644
Total current assets	804,994	686,680
Non-current assets:
Property and equipment, net	693,219	695,457
Deferred tax assets	3,145	6,570
Deposits for non-current assets	499	618
Restricted cash, non-current portion	44,086	42,452
Long-term investments	246,462	341,946
Other non-current assets	38,496	39,179
Total non-current assets	1,025,907	1,126,222
Total assets	1,830,901	1,812,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	300,301	264,624
Short-term bond payable	106,209	102,779
Deferred revenue	132,895	134,143
Accrued expenses and other liabilities	112,971	120,244
Customers’ refundable fees	3,915	4,981
Income tax payable	14,733	4,207
Amounts due to related parties	12,472	9,227
Total current liabilities	683,496	640,205
Non-current liabilities:
Long-term loans	150,299	184,158
Convertible senior notes	168,452	168,929
Deferred tax liabilities	95,985	90,723
Other non-current liabilities	114,049	138,435
Total non-current liabilities	528,785	582,245
Total Liabilities	1,212,281	1,222,450

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2019 and September 30, 2020: 71,775,686 and 71,775,686; outstanding shares as of December 31, 2019 and September 30, 2020: 65,403,527 and 65,715,527	9,244	9,244
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2019 and September 30, 2020, respectively	3,124	3,124
Treasury stock	(117,183)	(123,216)
Additional paid-in capital	540,049	528,620
Accumulated other comprehensive loss	(75,247)	(98,371)
Retained earnings	257,939	270,358
Total Fang Holdings Limited shareholders’ equity	617,926	589,759
Non controlling interests	694	693
Total equity	618,620	590,452
TOTAL LIABILITIES AND EQUITY	1,830,901	1,812,902

Unaudited Condensed Consolidated Statements of Comprehensive Income1

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30,	September 30,
	2020	2019

Revenues:
Marketing services	30,273	29,993
Listing services	10,061	19,438
Leads generation services	12,948	14,099
Financial services	1,864	1,710
Value-added services	1,382	1,514
E-commerce services	149	796
Total revenues	56,677	67,550

Cost of revenues:
Cost of services	(5,066)	(5,694)
Total cost of revenues	(5,066)	(5,694)

Gross profit	51,611	61,856

Operating expenses and income:
Selling expenses	(15,077)	(14,822)
General and administrative expenses	(20,005)	(21,688)
Other income	1,191	1,385

Operating income	17,720	26,731
Foreign exchange (loss)/income	(5,138)	832
Interest income	3,192	1,562
Interest expense	(5,527)	(5,185)
Investment income	460	2,068
Realized gain on sale of available-for-sale securities	—	711
Change in fair value of securities	19,393	(26,148)
Government grants	72	44
Income before income taxes and noncontrolling interests	30,172	615
Income tax expense
Income tax (expense)/benefit	(19,241)	117
Net income	10,931	732
Net income attributable to noncontrolling interests	—	—
Net income attributable to Fang Holdings Limited shareholders	10,931	732
Earnings per share for Class A and Class B ordinary shares:
Basic	0.12	0.01
Diluted	0.12	0.01

1  On June 19, 2020, a ratio change that had the same effect as a 1-for-10 reverse ADS split took effect, and as a result, one ADS currently represents ten Class A ordinary shares.